Exhibit 99.2
EURAND N.V. Proxy for Annual Meeting of Shareholders on June 4, 2009 (Continued and to be signed on the reverse side.)

ANNUAL MEETING OF SHAREHOLDERS OF EURAND N.V. June 4, 2009 NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL: The Notice of Meeting, Proxy Statement, Proxy Card are available at — {Insert web address where material will be hosted} Please sign, date and mail your proxy card in the envelope provided as soon as possible. Please detach along perforated line and mail in the envelope provided. 00033330303000333300 8 060409 ONLY SIGNED AND DATED CARDS WILL BE HELD VALID IN THE ABSENCE OF DIRECTION, THIS CARD WILL BE VOTED “FOR” ALL RESOLUTIONS. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x As the registered owner of ordinary shares of Eurand N.V. (the “Shares”), I/We hereby authorize and direct the Proxy Committee of Eurand N.V., with full power of substitution, to cause the Shares to be voted at the AGM on June 4, 2009, or any adjournment /postponement thereof, as indicated on this card. FOR AGAINST ABSTAIN 1 To adopt the Company’s Annual Accounts for the financial year 2008, as audited by our independent registered public accounting firm. 2. To grant a discharge to the directors in respect of their management during the financial year 2008. 3. To re-appoint Ernst & Young as independent auditor for the financial year 2009 as proposed to the AGM by the Board of Directors upon the recommendation of the Audit Committee. 4. To amend the Company’s Articles of Association, and to designate each of the Company’s Directors and each lawyer working at NautaDutilh N.V. to implement the amendments to the Articles of Association. 5. To grant irrevocable authorization to the Board of Directors for a period of five years from the date of the Meeting to issue or grant rights to acquire such number of shares in the capital of the Company as shall be permitted by the authorized capital of the Company from time to time and to exclude or restrict pre-emptive rights with respect to any such issuance. 6. To grant authorization to the Board of Directors for a period of 18 months from the date of the Meeting to acquire as many shares in the capital of the Company as is permitted by the law and the Articles of Association as these read from time to time, whether through the stock exchange or by other means, for a price that is between an amount equal to nil and an amount which is not higher than 10% above the average opening price of the shares of the Company quoted on the NASDAQ Global Market on the five days immediately preceding the acquisition or, should such a quotation not exist, the average opening price of the shares of the Company quoted on the NASDAQ Global Market on the five days immediately preceding the last previous quotation on the NASDAQ Global Market. 7. To approve the Profile of the Board of Directors 8. To approve appointment of two non-executive Directors ‘B’ — Mr. Simon Turton and Mr. Jonathan Cosgrave — to the Board of Directors for a term of four years 9. To approve director compensation 10. To approve any other resolution tabled in connection with the above. To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.